UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-103072

☒ Form 10-KSB ☐ Form 20-F ☐Form 11-K ☐Form 10-QSB ☐Form N-SAR

For Period Ended: December 31, 2005

(Check One):

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 -- REGISTRANT INFORMATION

THE CHILDREN'S INTERNET, INC.

Full Name of Registrant

N/A

 Former Name if Applicable

5000 Hopyard Rd., Suite 320

 Address of Principal Executive Office (Street and Number)

Pleasanton, California 94588

 City, State and Zip Code

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-KSB for the period ended December 31, 2005 could not be filed within the prescribed time period because the company cannot complete its audit without undue effort and expense. The decision to delay filing of the Form 10-KSB was made in light of the Company’s need to have its audit completed.

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification.

Sholeh Hamedani	(925)	737-0144
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒  Yes ☐ No

(3)    Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

THE CHILDREN'S INTERNET, INC.

(Name of Registrant as Specified in Charter)

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005	By:	/s/ Sholeh Hamedani
Sholeh Hamedani, CEO and Director